

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 16, 2015

Mr. Raymond L. Arthur
Chief Financial Officer
LeapFrog Enterprises, Inc.
6401 Hollis Street, Suite 100
Emeryville, California 94608

> **Re:** **LeapFrog Enterprises, Inc.**
> **Form 10-K for the Fiscal Year March 31, 2015**
> **Filed June 15, 2015**
> **File No. 001-31396**

Dear Mr. Arthur:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure